MACKENZIE REALTY CAPITAL, INC.
TERMS AND CONDITIONS OF THE DIVIDEND REINVESTMENT PLAN
OF SERIES A PREFERRED STOCK

Dated: [   ], 2021

Holders (“Preferred Shareholders”) of Series A Preferred Stock (the “Preferred Shares”) of MacKenzie Realty Capital, Inc. (the “Company”) electing to participate (the “Participants”) in its Dividend Reinvestment Plan (the “Plan”) will participate in accordance with the following terms and conditions:

1.  THE PLAN AGENT.  MacKenzie Capital Management, LP (the “Agent”) will act as agent for each Participant. The Agent will open an account for each Participant under the Plan in the same name in which his or her outstanding Preferred Shares are registered.  Please note that the Agent may use an affiliated broker for purchasing Preferred Shares pursuant to the Plan on behalf of Plan Participants.

 2.  CASH OPTION. Pursuant to the Plan, unless a Participant otherwise elects, all distributions, including dividends and capital gains (“Dividends”) will be automatically reinvested by the Agent in additional Preferred Shares. Preferred Shareholders who elect not to participate in the Plan will receive all Dividends in cash paid by check mailed directly to the shareholder of record or by ACH transfer (or, if the shares are held in street or other nominee name then to such nominee) by the Agent, as dividend paying agent. Participants may elect not to participate in the Plan and to receive all Dividends in cash by sending written or telephone instructions to the Company, 89 Davis Road, Orinda, California 94563, (800) 854-8357.

3.  SHARE ISSUANCES.  The Company intends to use newly issued Preferred Shares to implement the Plan.  The number of shares to be issued to a stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by $22.50 per Preferred Share, which is a 10% discount to the purchase price of the Preferred Shares.  Each Participant’s uninvested funds held by the Agent will not bear interest.

4.  TAXATION. The automatic reinvestment of Dividends does not relieve Participants of any federal, state, or local taxes which may be payable (or required to be withheld on Dividends). In addition, the Preferred Shares are being issued at a discount from the offering price, which means that Participants may have income equal to that discount.  Participants will receive tax information annually for their personal records and to help them prepare their federal income tax return. For further information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.

8.  LIABILITY OF AGENT. The Agent shall at all times act in good faith and use its best efforts within reasonable limits to ensure the accuracy of all services performed under this Plan and to comply with applicable laws, but assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by the Agent’s negligence, bad faith, or willful misconduct or that of its employees.

9.  RECORDKEEPING. The Agent may hold each Participant’s Preferred Shares acquired pursuant to the Plan together with the Preferred Shares of other Preferred Shareholders of the Company acquired pursuant to the Plan in book-entry form in the Agent’s name or that of the Agent’s nominee. Each Participant will be sent a statement by the Agent of each acquisition made for his or her account as soon as practicable, but in no event later than 60 days, after the date thereof. Any share dividends or split shares distributed by the Company on Preferred Shares held by the Agent for Participants will be credited to their accounts. In the event that the Company makes available to its Preferred Shareholders rights to purchase additional Preferred Shares, the Preferred Shares held for each Participant under the Plan will be added to other Preferred Shares held by the Participant in calculating the number of rights to be issued to each Participant.

10.  [intentionally deleted].

11.  FEES. The Agent’s service fee for handling Dividends will be paid by the Company.

12.  TERMINATION IN THE PLAN. Each registered Participant may terminate his or her account under the Plan by notifying the Company in writing at 89 Davis Road, Orinda, California 94563.  Such termination will be effective with respect to a particular Dividend if the Participant’s notice is received by the Company prior to the record date of such Dividend. The Plan may be terminated by the Agent or the Company upon notice in writing mailed to each Participant at least 60 days prior to the effective date of the termination. In addition, the Company may also terminate any Participant’s participation in the Plan for any reason after written notice mailed in advance to such Participant at the address appearing on the Agent’s records.  If a Participant has terminated his or her participation in the Plan but continues to have Preferred Shares registered in his or her name, he or she may re-enroll in the Plan at any time by notifying the Agent in writing at the address above.

13.  AMENDMENT OF THE PLAN. These terms and conditions may be amended by the Agent or the Company at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each Participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Agent receives notice of the termination of the Participant’s account under the Plan. Any such amendment may include an appointment by the Agent of a successor Agent, subject to the prior written approval of the successor Agent by the Company.

14.  APPLICABLE LAW. These terms and conditions shall be governed by the laws of the State of Maryland.  Any question of interpretation arising under the Plan will be determined by the Company and any such determination will be final.